    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2004

                                                         REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                        UNITED STATES STEEL CORPORATION
             (Exact name of registrant as specified in its charter)
                             ---------------------

                          DELAWARE                                                    25-1897152
      (State or other jurisdiction of incorporation or                   (I.R.S. Employer Identification No.)
                       organization)

                             ---------------------
      600 GRANT STREET, PITTSBURGH, PENNSYLVANIA 15219-2800 (412) 433-1121 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              DAN D. SANDMAN, ESQ.
                    VICE CHAIRMAN AND CHIEF LEGAL OFFICER &
                            ADMINISTRATIVE OFFICER,
                         GENERAL COUNSEL AND SECRETARY
                                600 GRANT STREET
                      PITTSBURGH, PENNSYLVANIA 15219-2800
                                 (412) 433-1121

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] --------------------

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                 AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
         SECURITIES TO BE REGISTERED            REGISTERED(1)(2)    PER UNIT(1)(2)(3)      PRICE(1)(2)(4)      REGISTRATION FEE
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Debt Securities(5)(13).......................          $                    $
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Preferred Stock(6)(7)(13)....................
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Common Stock (8)(13).........................          $
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Warrants to Purchase, United States Steel....
---------------------------------------------------------------------------------------------------------------------------------
Corporation Debt Securities, Preferred Stock
  or Common Stock (9)(13)....................
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Common Stock reserved for issuance upon
  conversion or exchange of Debt Securities
  or Preferred Stock (10)....................
---------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Contracts(11)(13).............
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Stock Purchase Units(12)(13).................
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    Total....................................     $600,000,000                              $600,000,000           $48,544
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(1) In United States dollars or the equivalent thereof in any other currency unit or units, or composite currency or currencies.

(2) Pursuant to General Instruction II.D to Form S-3, the amount to be registered, proposed maximum aggregate offering price per security and proposed maximum aggregate offering price has been omitted for each class of securities that is registered hereby.

                                              (footnotes continued on next page)
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT WILL ALSO BE USED FOR PURPOSES OF
SECTION 10(A)(3) OF THE ACT IN CONNECTION WITH SECURITIES REGISTERED ON FORM S-3, REGISTRATION NUMBER 333-99273.
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--------------------------------------------------------------------------------

(footnotes continued from previous page)

(3) The proposed maximum aggregate offering price per security will be determined from time to time by the registrant in connection with the issuance of the securities registered hereunder.

(4) Excludes an aggregate of $97,887,500 unsold securities (Debt Securities; preferred stock; Depository Shares; common stock; Warrants to purchase Debt Securities, preferred stock or common stock; and common stock reserved for issuance upon conversion or exchange of Debt Securities or preferred stock) included in Registration Statement Number 333-99273 for which a registration fee was paid in connection with the filing thereof. The above excluded securities are covered by the prospectus included in this registration statement pursuant to Rule 429. As a result, up to an aggregate of $697,887,500 of all of the securities referred to in this table may be sold pursuant to the prospectus included in this registration statement. The amount of the filing fee associated with the above excluded securities previously paid with the above mentioned registration statement is $9,006.

(5) An indeterminate number of debt securities of United States Steel Corporation are covered by this registration statement. Debt securities may also be issued upon exercise of warrants to purchase debt securities that are registered hereby.

(6) An indeterminate number of shares of preferred stock of United States Steel Corporation are covered by this registration statement. Preferred stock may also be issued upon exercise of warrants to purchase preferred stock that are registered hereby.

(7) There is being registered hereunder an indeterminate number of Depositary Shares as may be issued if United States Steel Corporation elects to offer fractional interests in the preferred stock offered hereby.

(8) An indeterminate number of shares of common stock, par value $1.00 per share, of United States Steel Corporation are covered by this registration statement. Common stock may also be issued upon exercise of warrants to purchase common stock that are registered hereby.

(9) An indeterminate number of warrants, representing rights to purchase debt securities, preferred stock or common stock of United States Steel Corporation, each of which is registered hereby, are covered by this registration statement.

(10) Such indeterminate number of shares of common stock as may be issued upon conversion of or in exchange for any Debt Securities, preferred stock or Depositary Shares that provide for such conversion or exchange are being registered hereby. No separate consideration will be received for the common stock issuable upon such conversion or exchange.

(11) An indeterminate amount and number of stock purchase contracts, representing obligations to purchase preferred stock, depositary shares, common stock or other securities are covered by this registration statement.

(12) An indeterminate amount and number of stock purchase units, consisting of stock purchase contracts together with debt securities, preferred stock, warrants or debt obligations of third parties securing the holders' obligations to purchase the securities under the stock purchase contracts are covered by this registration statement.

(13) An indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the debt securities, preferred stock, depositary shares or warrants registered hereunder and such indeterminate amount of securities as may be issued upon settlement of the stock purchase contracts or stock purchase units registered hereunder are covered by this registration statement. No separate consideration will be received for any securities registered hereunder that are issued in exchange for, or upon conversion of, as the case may be, the debt securities, preferred stock, depositary shares or warrants.

                                                                      PROSPECTUS

                        UNITED STATES STEEL CORPORATION

                       DEBT SECURITIES                      PREFERRED STOCK AND DEPOSITARY SHARES
                       COMMON STOCK                         WARRANTS
[US STEEL LOGO]        STOCK PURCHASE UNITS                 STOCK PURCHASE CONTRACTS

We may issue and offer any of the following from time to       CONSIDER THE RISK FACTORS LISTED ON
time:                                                          PAGE 3 OF THIS PROSPECTUS AND ANY IN
                                                               THE PROSPECTUS SUPPLEMENT CAREFULLY.
    - Debt securities.
                                                               We produce, transport and sell steel
    - Shares of or interests in preferred stock.               mill products, coke and taconite
                                                               pellets in the United States and,
    - Shares of common stock.                                  through our subsidiaries U.S. Steel
                                                               Kosice, s.r.o. and U.S. Steel Balkan,
    - Warrants to buy any of the foregoing.                    d.o.o., produce and sell steel mill
                                                               products in Central Europe.
    - Stock purchase contracts.
    - Stock purchase units.
Or any combination of these securities.
The maximum total public offering price of all the
securities offered will not exceed $697,887,500.
We will provide specific terms of these securities in
supplements to this prospectus. You should read this
prospectus and any prospectus supplement carefully before
you invest.

     We may sell these securities through underwriters or directly to other purchasers.

                             COMMON STOCK SYMBOL: X

When we issue any of these securities they will be listed on the New York Stock Exchange, the Midwest Stock Exchange and the Pacific Stock Exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please refer to the prospectus supplement for more complete information. Neither this prospectus nor any prospectus supplement is an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this Prospectus is January 27, 2004.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.........................     i
THE COMPANY.................................................     1
RISK FACTORS................................................     2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS......    14
USE OF PROCEEDS.............................................    14
DESCRIPTION OF THE DEBT SECURITIES..........................    14
DESCRIPTION OF CAPITAL STOCK................................    24
DESCRIPTION OF DEPOSITARY SHARES............................    29
DESCRIPTION OF WARRANTS.....................................    31
DESCRIPTION OF CONVERTIBLE OR EXCHANGEABLE SECURITIES.......    32
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
  UNITS.....................................................    32
PLAN OF DISTRIBUTION........................................    33
VALIDITY OF SECURITIES......................................    34
EXPERTS.....................................................    35

   You should rely only on the information contained in this prospectus, the prospectus supplement or in documents we have referred you to. We have not authorized anyone to provide you with information that is different.

                      WHERE YOU CAN FIND MORE INFORMATION

     United States Steel Corporation files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov. Many of our SEC filings are also accessible on our website at http://www.ussteel.com.

     The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the following documents and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") until all the offered securities are sold:

     (a) USS' Annual Report on Form 10-K for the year ended December 31, 2002;

     (b) USS' Proxy Statement on Schedule 14A dated March 14, 2003;

     (c) USS' Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003 and on Form 10-Q/A for the quarter ended September 30, 2003; and

     (d) USS' Current Reports on Form 8-K dated January 9, January 28, February 3, February 4, February 10, March 31, March 31, April 1, April 11, April 21, April 29, May 6, May 20, June 30, September 12, September 22, September 30, October 10, October 28, and December 8, 2003 and January 2, 2004.

     Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

     We will provide, upon written or oral request, to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings at no cost.

     Requests for documents should be directed to:

                        UNITED STATES STEEL CORPORATION
                              Shareholder Services
                           600 Grant Street, Room 611
                      Pittsburgh, Pennsylvania 15219-2800
                                 (412) 433-4801
                           (866) 433-4801 (toll free)
                              (412) 433-4818 (fax)

                                  THE COMPANY

     U.S. Steel, through its domestic operations, is engaged in the production, sale and transportation of steel mill products, coke, and taconite pellets; the management of mineral resources; real estate development; and engineering and consulting services and, through its European operations, which includes U.S. Steel Kosice, s.r.o., located in the Slovak Republic ("USSK") and U.S. Steel Balkan, d.o.o. located in the Republic of Serbia ("USSB"), in the production and sale of steel mill products. Certain business activities are conducted through joint ventures and partially owned companies. United States Steel Corporation is a Delaware corporation. Our principal offices are at 600 Grant Street, Pittsburgh PA 15219-2800 and our telephone number is (412) 433-1121. References in this prospectus to the "Company," "United States Steel," "U. S. Steel," "USS," "we," "us" and "our" are to United States Steel Corporation and its subsidiaries.

                                  RISK FACTORS

     You should carefully consider the following risk factors and the other information contained elsewhere or incorporated by reference in this prospectus and the prospectus supplement before making an investment decision.

     The historical statistical and financial information prior to June 30, 2003 included in this prospectus does not allow for the effects of our purchase of the assets of National Steel Corporation ("National") on May 20, 2003.

                         RISKS RELATED TO OUR INDUSTRY

  OVERCAPACITY IN THE STEEL INDUSTRY MAY CAUSE OUR PRODUCTION LEVELS AND SHIPMENTS TO DECLINE.

     There is an excess of global steel-making capacity over global consumption of steel products. This has caused shipment and production levels for our domestic operations to vary from year to year and quarter to quarter, affecting our results of operations and cash flows. Over the past six years, our domestic steel shipments have varied from a high of 11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001. Production levels as a percentage of capacity have ranged from a high of 96.5% in 1997 to a low of 78.9% in 2001.

  THE STEEL BUSINESS IS CYCLICAL. ECONOMIC DOWNTURNS PUT PRESSURE ON OUR FINANCIAL RESOURCES.

     Demand for most of our products is cyclical in nature and sensitive to general economic conditions, including currency fluctuations. Our business supports cyclical industries such as the automotive, appliance, construction and energy industries. As a result, downturns in the domestic and global economies, or any of our customers' industries, could put pressure on our financial resources to weather the negative impact such downturns have on our operations and cash flows. Because we and other integrated steel producers generally have high fixed costs, reduced volumes result in operating inefficiencies, such as those experienced in 2001. Over the past six years, our net income has varied from a high of $452 million in 1997 to a loss of $218 million in 2001 as our domestic steel shipments have varied from a high of 11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001.

  IMPORTS OF UNFAIRLY TRADED STEEL MAY DEPRESS DOMESTIC PRICE LEVELS AND REDUCE OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     We believe steel imports into the United States involve widespread dumping and subsidy abuses and the remedies provided by United States law to private litigants are insufficient to correct these problems. Imports of steel involving dumping and subsidy abuses depress domestic price levels. This would reduce our revenue, income and cash flows.

     During 2004, two events will occur that may have a significant effect on the amount of steel imports that will be allowed to enter the United States. The ITC will commence a five-year review required by rules of the World Trade Organization to determine whether antidumping findings against hot-rolled steel from Japan, Russia and Brazil should be continued in effect, and the Comprehensive Trade Agreement with Russia, under which Russia has voluntarily limited the quantity of its exports to the United States of steel products that are not covered by antidumping orders, will expire in July.

  THE TERMINATION OF THE REMEDIES UNDER SECTION 201 OF THE TRADE ACT COULD DEPRESS DOMESTIC PRICES AND REDUCE OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     On December 4, 2003, President Bush announced the termination of the remedies under Section 201 of the Trade Act of 1974. The 201 remedies, which became effective on March 5, 2002, pertained to imports entering the United States on and after March 20, 2002 and provided for tariffs and quotas on some steel products for three years with the tariff rates dropping and the quotas increasing on the first and second anniversaries of the relief. These quotas and tariffs had been set to expire in March 2005. The early termination of these 201 remedies could have an adverse effect on our results (see "Imports of unfairly traded steel may depress domestic price levels and reduce our results of operations and cash flows", above), particularly if the economy suffers a downturn.

                         RISKS RELATED TO OUR BUSINESS

  MANY LAWSUITS HAVE BEEN FILED AGAINST US INVOLVING ASBESTOS-RELATED INJURIES; THE OUTCOME OF THESE LAWSUITS COULD REDUCE OUR RESULTS OF OPERATIONS AND CASH FLOW IN ANY GIVEN PERIOD.

     We are a defendant in a large number of active cases in which, as of September 30, 2003, approximately 16,000 plaintiffs have filed claims alleging injury resulting from exposure to asbestos. These claims fall into three major groups: (1) claims made under certain federal and general maritime laws by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of
U. S. Steel; (2) claims made by persons who allegedly were exposed to asbestos at U. S. Steel facilities; and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by U. S. Steel. These cases allege a variety of respiratory and other diseases based on alleged exposure to asbestos; approximately 200 plaintiffs allege they are suffering from mesothelioma. The potential for damages may be greater in cases in which the plaintiffs can prove mesothelioma, although in many such cases, the plaintiffs have been unable to establish any causal relationship to U. S. Steel or its products or premises. While U. S. Steel has excess casualty insurance, these policies have multi-million dollar self-insured retentions and, to date,
U. S. Steel has not received any payments under these policies relating to asbestos claims. In most cases, this excess casualty insurance is the only insurance applicable to asbestos claims and it is not likely insurance coverage will be available for any particular asbestos claim.

     On March 28, 2003, a jury in Madison County, Illinois returned a verdict against U. S. Steel for $50 million in compensatory damages and $200 million in punitive damages. The plaintiff, an Indiana resident, alleged he was exposed to asbestos while working as a U. S. Steel employee at our Gary Works in Gary, Indiana from 1950 to 1981 and that he suffers from mesothelioma as a result. U.
S. Steel settled this case for substantially less than the verdict and the impact was included in our results for the first quarter of 2003 and the nine months ended September 30, 2003. We believe this verdict was aberrational, that the court erred as a matter of law by failing to find that the plaintiff's exclusive remedy was provided by the Indiana workers' compensation law and that this issue and other errors at trial would have enabled U. S. Steel to succeed on appeal. We view the verdict and resulting settlement in the Madison County case as aberrational, and we believe that the likelihood of similar results in other cases is remote, although not impossible.

     The foregoing statements of our views and beliefs are forward-looking statements. The outcome of asbestos-related litigation is subject to substantial uncertainties including (among other things) factual and legal determinations, and actual results could differ materially from those expressed in the forward-looking statements.

  WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS AND OTHER OBLIGATIONS THAT LIMIT OUR ACCESS TO THE FINANCIAL MARKETS AND REQUIRE OUR OPERATIONS TO SUPPORT SIGNIFICANT DEBT SERVICE PAYMENTS.

     As of September 30, 2003, we were liable for indebtedness of approximately $1.9 billion. This does not include obligations of Marathon Oil Corporation ("Marathon") for which we are contingently liable and that are not recorded on our balance sheet. As of September 30, 2003, such obligations of Marathon were $68 million. We may incur other obligations for working capital, refinancing of a portion of the $1.9 billion referred to above or for other purposes. This substantial amount of indebtedness and related covenants limits our access to financial markets and requires our operations to support significant debt service payments.

     Our high degree of leverage could have important consequences to you, including the following:

     - Our ability to satisfy our obligations with respect to any other debt securities or preferred stock may be impaired in the future;

     - It may become difficult for us to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes in the future;

     - A substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

     - Some of our borrowings may be at variable rates of interest (including borrowings under our inventory credit facility), which will expose us to the risk of increased interest rates;

     - The sale prices, costs of selling receivables and amounts available under our accounts receivable program fluctuate due to factors that include the amount of eligible receivables available, the costs of the commercial paper funding and our long-term debt ratings; and

     - Our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

  OUR BUSINESS REQUIRES SUBSTANTIAL DEBT SERVICE, PREFERRED STOCK DIVIDEND PAYMENTS, CAPITAL INVESTMENT, OPERATING LEASE PAYMENTS, CONTINGENT OBLIGATIONS, MAINTENANCE EXPENDITURES AND OTHER OBLIGATIONS THAT WE MAY BE UNABLE TO FULFILL.

     Our business may not generate sufficient operating cash flow or external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs.

     With approximately $1.9 billion of debt outstanding as of September 30, 2003, we have substantial debt service requirements. Based on this outstanding debt, our combined principal and interest payments will average approximately $185 million annually over the next five years excluding a principal payment of $535 million due on our Senior Notes in August 2008. We also currently anticipate paying preferred stock dividends at a rate of $18 million per year through June 2006. Our operations are capital intensive. For the five-year period ended December 31, 2002, total capital expenditures were $1.4 billion, and through September 30, 2003, capital expenditures totaled $205 million. As of December 31, 2002, we were obligated to make aggregate lease payments of approximately $500 million under operating leases over the next five years and our acquisition of National's assets has increased this sum by $157 million. Our business also requires substantial expenditures for routine maintenance.

     Some of our operating lease agreements include contingent rental charges that are not determinable to any degree of certainty. These charges are primarily based on utilization of the power generation facility at our Gary Works location and operating expenses incurred related to our headquarters' office space.

     USSK has a commitment to the Slovak government for a capital improvements program over a period commencing with the acquisition date and ending on December 31, 2010, and, as of September 30, 2003, the remaining commitment under this program was $477 million.

     At September 30, 2003, our domestic contract commitments to acquire property, plant and equipment totaled $34 million.

     USSB, an indirect wholly-owned Serbian subsidiary of U.S. Steel, acquired a Serbian integrated steel company. USSB committed to future spending of up to $150 million over five years for working capital and the repair, rehabilitation, improvement, modification and upgrade of the facilities and $6.5 million for cultural and economic development activities.

     As of September 30, 2003 we had contingent obligations consisting of indemnity obligations under active surety bonds, trusts and letters of credit totaling approximately $146 million, guarantees of approximately $30 million of indebtedness for unconsolidated entities and commitments under take or pay arrangements of approximately $889 million, plus contingencies under the sale of our mining assets of approximately $79 million. As the general partner of the Clairton 1314B Partnership, L.P., we are obligated to fund cash shortfalls incurred by that partnership but may withdraw as the general partner if we are required to fund in excess of $150 million in operating cash shortfalls. As of September 30, 2003, we were also contingently liable for $68 million of debt and other obligations of Marathon.

  RATING AGENCIES MAY DOWNGRADE OUR CREDIT RATINGS WHICH WOULD INCREASE OUR FINANCIAL COSTS AND MAKE IT MORE DIFFICULT FOR US TO RAISE CAPITAL.

     The fees payable and the amount of receivables eligible under our receivables sales program are determined in part by our credit ratings and the fees increase if these ratings drop. In January 2003, following our announcement that we entered into an asset purchase agreement with National, rating agencies placed our credit ratings under review and these ratings were subsequently reduced in May 2003. If our credit ratings are downgraded further, the fees payable under our receivables sales program would increase and the amount of receivables eligible for sale could be reduced. In addition, any further downgrade in our credit ratings could make raising capital more difficult, increase the cost of future borrowings and affect the terms on which we purchase goods and services.

  WE HAVE LOST MARKET SHARE OVER THE LAST DECADE AND THIS HAS REDUCED OUR SELLING PRICES AND SHIPMENT LEVELS.

     USS has lost market share over the past decade. Based on statistics supplied by the American Iron and Steel Institute, we believe our domestic flat-rolled market share has dropped from 19.4% in 1990 to a low of 13.3% in 2001.

  MINI-MILLS ARE INCREASINGLY ABLE TO COMPETE IN OUR MARKETS AND THIS COULD REDUCE OUR SELLING PRICES AND SHIPMENT LEVELS.

     An increasing number of mini-mills utilize thin slab casting technology to produce flat-rolled products. Through the use of thin slab casting, mini-mill competitors are increasingly able to compete directly with integrated producers of flat-rolled products. Depending on market conditions, the additional production generated by flat-rolled minimills could significantly reduce our selling prices and shipment levels.

  HIGH ENERGY COSTS REDUCE OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     Our operations consume large amounts of energy and we consume significant amounts of natural gas. Domestic natural gas prices increased from an average of $2.74 per million BTU in 1999 to an average of $5.86 per million BTU in the first ten months of 2003. At normal annual consumption levels (including the National assets), a $1.00 per million BTU change in domestic natural gas prices would result in an estimated $80 million change in our annual domestic pretax operating costs without taking into account the effect of any hedging. Due to the volatility of natural gas prices, which in recent years have reached historically high levels, we may hedge part of our natural gas purchases from time to time. Hedging programs will affect our energy costs.

  REDUCED AVAILABILITY OF RAW MATERIALS COULD AFFECT OUR PRODUCTION AND HIGH RAW MATERIAL COSTS COULD REDUCE OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     With recent increases in global demand for steelmaking raw materials, prices and related transportation costs are increasing for commodities such as coking coal, coke, iron ore and scrap. Future results will be affected by market prices for, and availability of, these purchased commodities. In the United States, we purchase all our coking coal requirements and a portion of our scrap requirements, but are self-sufficient in iron ore and we are a net seller of coke. In Europe, we purchase all of our coking coal and iron ore requirements and a modest portion of our coke and scrap requirements.

  ENVIRONMENTAL COMPLIANCE AND REMEDIATION COULD RESULT IN SUBSTANTIALLY INCREASED CAPITAL REQUIREMENTS AND OPERATING COSTS.

     Our domestic businesses are subject to numerous federal, state and local laws and regulations relating to the protection of the environment. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. We are also involved in a number of environmental remediation projects at both former and present operating locations and are involved in a number of other remedial actions under federal and state law. Our worldwide environmental expenditures were $230 million in 2002, $231 million in 2001 and $230 million in 2000. For more information see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies" in our Annual Report on Form 10-K for the year ended December 31, 2002, our Report on Form 10-Q for the quarter ended September 30, 2003 and subsequent filings.

     The specific impact of environmental compliance on each competitor may vary depending upon a number of factors, including the age and location of operating facilities, production processes (such as a mini-mill versus an integrated producer) and the specific products and services it provides. To the extent our competitors, particularly foreign steel producers and manufacturers of competitive products, are not required to undertake equivalent costs, our costs could be higher and, accordingly, we could be at a disadvantage in the market with respect to such competitors.

     USSK is subject to the laws of the Slovak Republic. The environmental laws of the Slovak Republic generally follow the requirements of the European Union ("EU"), which are comparable to U. S. standards. USSK's capital spending commitments include significant expenditures for environmental equipment to bring it into compliance with EU environmental regulations. We believe these projects, most of which will be completed during the next 12-24 months, will result in USSK being in compliance with those requirements.

     USSB is subject to the laws of the Union of Serbia and Montenegro. The environmental laws of the Union of Serbia and Montenegro are currently more lenient than either the EU or U. S. standards, but this is expected to change over the next several years in anticipation of possible EU accession. A portion of the $150 million we committed to spend in connection with USSB's Serbian acquisition is expected to be used for environmental controls and upgrades.

  OUR RETIREE EMPLOYEE HEALTH CARE AND RETIREE LIFE INSURANCE COSTS ARE HIGHER THAN THOSE OF MANY OF OUR COMPETITORS.

     We maintain defined benefit retiree health care and life insurance plans covering substantially all domestic employees upon their retirement. U. S. Steel's under funded benefit obligations for retiree medical and life insurance increased from $1.8 billion at year-end 2001 to $2.6 billion at year-end 2002.
U. S. Steel estimates its under funded benefit obligation at year-end 2003 will be $2.6 billion. Other post retirement benefit expense is expected to increase to approximately $180 million in 2003, excluding one-time charges of approximately $65 million related to workforce reductions.

     These estimates are forward-looking statements. Factors that may affect the amount of other post-retirement benefit expense include, among other things, investment performance, medical cost inflation, liability changes and interest rates.

  OUR RETIREE EMPLOYEE HEALTH CARE AND RETIREE LIFE INSURANCE COSTS WILL BE PAID OUT OF CORPORATE CASH FLOW STARTING IN 2004.

     Payments for retiree medical and life insurance in 2002 and 2001 totaled $212 million and $183 million, respectively. During 2002 and 2001, substantially all payments on behalf of union retirees were paid from the Voluntary Employee Benefit Association ("VEBA") trust. U. S. Steel expects that all payments on behalf of union retirees will also be paid from the VEBA trust in 2003, but beginning in early 2004, corporate funds will be used for these payments. Corporate funds used for all retiree health and life benefits in 2004 and 2005, excluding multiemployer plan payments, are expected to total $230 million and $260 million, respectively.

     These estimates are forward-looking statements. Factors that may affect the amount of corporate funds used to pay these benefits include, among other things, investment performance, medical cost inflation, liability changes and interest rates.

  OUR PENSION COSTS ARE HIGHER THAN THOSE OF MANY OF OUR COMPETITORS.

     Unlike many of our competitors, we have noncontributory defined benefit pension plans covering most of our domestic employees upon their retirement. The funded status of these plans declined from an overfunded position of $1.2 billion at year-end 2001 to an underfunded position of $0.4 billion at year-end 2002. With the workforce reduction and certain retirement rate assumption changes, the plan, after the merger hereinafter discussed, is expected to have a year-end 2003 underfunded position of approximately $0.7 billion. Pension costs for the domestic defined benefit plans are expected to be approximately $100 million in 2003, excluding one-time charges of approximately $440 million connected with the union and salaried workforce reduction. This amount also does not include expenses for contribution payments to the Steelworkers Pension Trust ("SPT") for former National union employees who joined U.S. Steel and for union employees who join U. S. Steel after July 1, 2003. Non-union employees who join
U. S. Steel after July 1, 2003 participate in a defined contribution program.

     These estimates are forward-looking statements. Factors that may affect the amount of net periodic pension costs include, among other things, investment performance, liability changes and interest rates.

  WE MAY BE REQUIRED TO MAKE SUBSTANTIAL CONTRIBUTIONS TO OUR DEFINED BENEFIT PENSION PLAN THAT COULD UNFAVORABLY IMPAIR OUR CASH FLOWS.

     Funding requirements for our defined benefit pension plan could have an unfavorable impact on our debt covenants, borrowing arrangements, and cash flows. During the fourth quarter of 2003, we merged our defined benefit pension plan for union employees and our defined benefit pension plan for nonunion employees. Preliminary valuations indicate that the merged plan will not require cash funding for the 2003 or 2004 plan years. Thereafter, annual funding requirements are broadly estimated to be $75 million per year, excluding any contributions to the SPT. In the fourth quarter of 2003, we made a $75 million voluntary contribution to our main defined benefit pension plan, consisting primarily of timber assets previously managed by U. S. Steel's real estate unit. We may also decide to make other voluntary contributions in one or more future periods in order to mitigate potentially larger required contributions in later years.

     These estimates are forward-looking statements. Factors that may affect the amount of cash funding requirements include future asset performance, the level of interest rates used to measure minimum funding levels, the impacts of business acquisitions or sales, union negotiated changes and future government regulation.

  DECLINES IN THE VALUE OF INVESTMENTS OF OUR MAJOR PENSION TRUSTS COULD MATERIALLY REDUCE OUR STOCKHOLDERS' EQUITY.

     Under accounting principles generally accepted in the United States changes in the market value of the assets held in trust for pension purposes can result in significant changes in the sponsor's balance sheet.

The accounting rules provide that if at any plan measurement date (which in our case is December 31 of each year or an earlier date if certain significant plan events occur) the fair value of plan assets is less than the plan's accumulated benefit obligation ("ABO"), the sponsor must establish a liability at least equal to the amount by which the ABO exceeds the fair value of the plan assets and any prepaid pension assets must be removed from the balance sheet. The sum of the liability and prepaid pension assets must be offset by the recognition of an intangible asset and/or as a direct charge against stockholders' equity, net of tax effects. Such adjustments will have no direct impact on earnings per share or cash.

     The re-measurement of our union pension plan that was required to reflect the workforce reduction, increased the net charge against equity to $927 million. During the fourth quarter of 2003, U. S. Steel merged its two major defined benefit pension plans. Pension accounting rules may require that U. S. Steel increase the additional minimum liability that was recorded at year-end. This increase would result in a non-cash net charge against equity, which is currently estimated in a range of $500 million to $600 million. The actual amount of such charge will be determined based upon facts and circumstances on the measurement date and the result could be materially different from the foregoing estimate. Such differences could range from a reversal of the $927 million net charge against equity to a cumulative charge against equity of $1.4 to $1.5 billion. These entries will have no impact on income. These charges against equity would result in an increase in federal and state deferred tax assets, which management will assess to determine if such assets may be realized. Should a valuation allowance be required, the upper range of the cumulative charge against equity could increase from $1.5 billion discussed above to as much as $2.5 billion, representing an increase of as much as $1 billion related to a valuation allowance for the full or partial effect in the net charge as of September 30, 2003.

     The foregoing estimates are forward-looking statements. Predictions as to the value of and return on plan assets and the resulting impact on equity are subject to substantial uncertainties such as (among other things) investment performance and interest rates.

  DOMESTIC COMPETITORS EMERGING FROM BANKRUPTCY MAY HAVE LOWER COSTS THAN OURS.

     Since 1998, more than 30 domestic steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate. Some have reduced prices to maintain volumes and cash flow and obtained concessions from their labor unions and suppliers. Upon emergence from bankruptcy, these companies, or new entities that purchase their facilities through the bankruptcy process, may be relieved of many environmental, employee, retiree and other obligations.

  OUR INTERNATIONAL OPERATIONS EXPOSE US TO UNCERTAINTIES AND RISKS FROM ABROAD, WHICH COULD REDUCE OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     USSK, located in the Slovak Republic, constitutes 20% of our total raw steel capability, and accounted for 17% of revenue for 2002. USSK exports about 85% of its products, with the majority of its sales being to other European countries. Both USSK and USSB are affected by the worldwide overcapacity in the steel industry and the cyclical nature of demand for steel products and that demand's sensitivity to worldwide general economic conditions. In particular, both USSK and USSB are subject to economic conditions and political factors in Europe, which if changed could negatively affect their results of operations and cash flows. Political factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation and protectionist measures. USSK and USSB are also subject to foreign currency exchange risks. USSK's revenues are primarily in euros and its costs are primarily in Slovak korunas and United States dollars. USSB's revenues are primarily in euros and United States dollars, most of its labor and other domestic costs are primarily in Serbian dinars and most of its raw materials purchases are in United States dollars.

     Although the bankruptcy laws of Serbia provide a discharge of all pre-closing liabilities, USSB will be subject to the political and economic risks of operating in Serbia.

  USSK MAY LOSE SOME OF THE TAX BENEFITS IT ENJOYS IN SLOVAKIA.

     In October 2002, a tax credit limit was negotiated by the Slovak government as part of the Accession Treaty governing the Slovak Republic's entry into the EU. The Treaty limits to $500 million the total tax credit to be granted to USSK during the period 2000 through 2009. The impact of the tax credit limit is expected to be minimal since Slovak tax laws have been modified and tax rates have been reduced since the acquisition of USSK. The Treaty also places limits upon total production and export sales to the EU, allowing for modest growth each year through 2009. The limits upon export sales to the EU take effect upon the Slovak Republic's entry into the EU, which is expected to occur in May 2004. A question has recently arisen with respect to the effective date of the production limits. The European Commission has taken the position that the production limitations apply as of 2002 and is currently demanding that USSK pay taxes on USSK's 2003 income as a result of allegedly exceeding the production limits. Discussions between representatives of the Slovak Republic and the European Commission are ongoing. At this time it is not possible to predict the outcome of those discussions or the impact upon the results of USSK.

  THE TERMS OF OUR INDEBTEDNESS MAY RESTRICT OUR ABILITY TO PAY DIVIDENDS.

     Under the terms of our 10 3/4% Senior Notes due 2008 and our 9 3/4% Senior Notes due 2010 (collectively, the "Senior Notes"), we are not able to pay dividends on capital stock unless we can meet certain restricted payment tests.

  THE TERMS OF OUR INDEBTEDNESS AND OUR ACCOUNTS RECEIVABLE PROGRAM CONTAIN RESTRICTIVE COVENANTS, CROSS-DEFAULT, CROSS ACCELERATION AND OTHER PROVISIONS THAT MAY LIMIT OUR OPERATING FLEXIBILITY.

     We currently have Senior Notes outstanding in the aggregate principal amount of $985 million as of September 30, 2003. The Senior Notes impose significant restrictions on us that may limit our flexibility. These restrictions include the following:

     - Limits on additional borrowings, including limits on the amount of borrowings secured by inventories or accounts receivable;

     - Limits on sale/leasebacks;

     - Limits on the use of funds from asset sales and sale of the stock of subsidiaries; and

     - Restrictions on our ability to invest in joint ventures or make certain acquisitions.

     We also have a revolving credit agreement secured by inventory that imposes additional restrictions on us including the following:

     - We must meet a fixed charge coverage ratio (the ratio of consolidated earnings before interest, taxes depreciation and rental expense to consolidated fixed charges) of at least 1.25: 1 if our average availability under the credit agreement is less than $100,000,000;

     - Limitations on capital expenditures; and

     - Restrictions on investments.

     The accounts receivable program terminates on the occurrence and failure to cure certain events, including, among others:

     - Certain defaults with respect to the inventory facility and other debt obligations;

     - Failure to maintain certain ratios related to the collectability of receivables; and

     - Failure of the commercial paper conduits' liquidity providers to extend their commitments that currently expire in November of each year.

     If these covenants are breached or if we fail to make payments under our material debt obligations or our receivables purchase agreement, creditors would be able to terminate their commitments to make further loans, declare their outstanding obligations immediately due and payable and foreclose on any collateral, and it may also cause a default under the Senior Notes. Additional indebtedness that USS may incur in the future may also contain similar covenants, as well as other restrictive provisions. Cross-default and cross-acceleration clauses in our revolving credit facility, the Senior Notes, the accounts receivable program and any future additional indebtedness could have an adverse effect upon our financial position and liquidity to the extent we are unable to satisfy the acceleration of all such debt. Such defaults include failure to make payments when due, failure to comply with the covenants described above and failure to pay judgments entered against USS (which may include any judgments resulting from the environmental and asbestos litigation matters described in this prospectus and the documents incorporated by reference).

     The sale prices, costs of selling receivables and amounts available under our accounts receivable program fluctuate due to factors that include the amount of eligible receivables available, costs of commercial paper funding and our long-term debt ratings. The amount available under our secured inventory facility fluctuates based on our eligible inventory levels.

     We are currently in compliance with the terms of our outstanding indebtedness.

  "CHANGE IN CONTROL" CLAUSES MAY REQUIRE US TO IMMEDIATELY PURCHASE OR REPAY DEBT.

     Upon the occurrence of "change in control" events specified in our Senior Notes, inventory facility and various other loan documents, the holders of our indebtedness may require us to immediately purchase or repay that debt on less than favorable terms. We may not have the financial resources to make these purchases and repayments, and a failure to purchase or repay such indebtedness would trigger cross-acceleration clauses under the Senior Notes and other indebtedness.

  OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY IMPACTED BY STRIKES OR WORK STOPPAGES BY OUR UNIONIZED EMPLOYEES.

     Strikes or work stoppages and the resulting adverse impact on our relationships with our customers could have a material adverse effect on our business, financial condition, results of operations and/or cash flows. In addition, mini-mill producers and certain foreign competitors and producers of comparable products do not have unionized work forces. This may place us at a competitive disadvantage.

     Substantially all hourly employees of our domestic steel, coke and taconite pellet facilities are covered by a collective bargaining agreement with the United Steelworkers of America that expires in September 2008 and includes a no-strike provision. Other hourly employees (for example, those engaged in transportation activities) are represented by the United Steelworkers of America and other unions.

     The majority of USSK employees are represented by a union and are covered by a collective bargaining agreement that expires in February 2004.

     The majority of USSB employees are represented by two trade unions and are covered by a collective bargaining agreement that expires in November 2006.

  PROVISIONS OF DELAWARE LAW, OUR GOVERNING DOCUMENTS AND OUR RIGHTS PLAN MAY MAKE A TAKEOVER OF USS MORE DIFFICULT.

     Certain provisions of Delaware law, our certificate of incorporation and by-laws and our rights plan could make more difficult or delay our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

  INTERNATIONAL ACQUISITIONS MAY EXPOSE US TO ADDITIONAL RISKS.

     If we acquire companies or facilities outside the United States, we may be exposed to increased risks including the following:

     - Economic and political conditions in the countries where the facilities are located and where the products made at those facilities are marketed;

     - Currency fluctuations; Uncertain sources of raw materials;

     - Economic disruptions in less developed economies where many potential acquisition candidates have facilities or market products;

     - Expenditures necessary to bring such facilities to profitable operation;

     - Foreign tax risks; and

     - Expenditures required to comply with potential new environmental requirements.

  TRADE RESTRICTIONS IMPOSED BY OTHER COUNTRIES IN EUROPE MAY AFFECT OUR EUROPEAN SALES.

     Although the European Commission recently announced the termination of safeguard measures, it could reinstate such measures or impose others, such as quotas and tariffs. Although the safeguard measures currently in place in Poland and Hungary are not expected to have a material adverse impact on USSK, other countries could impose similar measures.

     Serbia also is subject to customs duties for shipments into certain Central and Eastern European countries. Discussions and negotiations are being held with many of these countries regarding these duties.

       RISKS ASSOCIATED WITH THE ACQUISITION OF THE NATIONAL STEEL ASSETS

  WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE NATIONAL'S OPERATIONS AND REALIZE THE FULL COST SAVINGS WE ANTICIPATE.

     Among the factors considered by our board of directors in approving the National transaction were the anticipated cost savings and operating synergies that could result from the National transaction. These savings may not be realized within the time periods contemplated or at all.

     A substantial portion of the cost savings that we anticipate are due to the reduced staffing levels allowed under our labor agreement. We may find that we need more employees than we anticipated to operate our business, thereby reducing the anticipated cost savings.

     Also, the process of integrating the operations of National could cause an interruption of, or loss of momentum in, the activities of our existing businesses or the loss of key personnel. This diversion of management's attention from our existing businesses and any delays or difficulties encountered with the integration of National's operations could further reduce the anticipated cost savings.

  THE NATIONAL TRANSACTION WILL RESULT IN COSTS OF INTEGRATION.

     We are incurring charges reflecting costs of integration, including information technology integration and other expenses related to the National transaction. Integration-related costs will be recognized as integration-related activities take place. Although we expect the elimination of duplicative costs, as well as the realization of other benefits related to the integration of National's business may offset additional expenses over time, there may be no net benefit achieved in the near term or at all. In addition, we must renegotiate contractual arrangements with a number of National's suppliers, vendors and lessors. This means our actual costs may substantially exceed estimates. Unanticipated expenses associated with the integration of National's operations may also arise.

  THERE MAY BE UNKNOWN ENVIRONMENTAL OR OTHER RISKS INHERENT IN THE NATIONAL TRANSACTION.

     Although we have conducted due diligence with respect to National's assets, we may not be aware of all of the risks associated with the National transaction. For example, we may not be aware of all of the existing environmental conditions at the former National facilities. Any future discovery of adverse information concerning these assets could have a material adverse effect on our business, financial condition, results of operations and cash flows. We believe the likelihood of obtaining any damages from National in connection with undisclosed liabilities is remote. We may also need to make capital expenditures, which may be significant, to maintain the assets we acquired and to comply with regulatory requirements, including environmental laws.

  CUSTOMERS MAY PURCHASE LESS FROM US FOLLOWING THE NATIONAL TRANSACTION THAN THEY DID FROM NATIONAL AND US PRIOR TO THE NATIONAL TRANSACTION.

     Customers who purchased steel from us and National may not buy as much steel from us after the National transaction as they previously bought from the separate companies. They may also seek to negotiate price concessions from us.

                        RISKS RELATED TO THE SEPARATION

     Prior to December 31, 2001, our businesses were owned by USX Corporation, now named Marathon Oil Corporation.

  BECAUSE WE ARE NO LONGER OWNED BY USX, WE WILL NOT BE ABLE TO RELY ON MARATHON FOR FINANCIAL SUPPORT.

     Prior to our separation from Marathon ("Separation"), we funded our negative operating cash flow through an increase in USX debt attributable to the
U. S. Steel Group. Because we are no longer owned by USX, we are not able to rely on USX for financial support or benefit from a relationship with USX to obtain credit.

  WE HAVE INCURRED OPERATING AND CASH LOSSES AND WILL NO LONGER BE ABLE TO REALIZE THE BENEFITS OF CASH FROM MARATHON TAX SETTLEMENTS.

     Before the Separation, the USX tax allocation policy required the U. S. Steel Group and the Marathon Group to pay the other for tax benefits resulting from tax attributes that could not be utilized by the group for which those tax attributes arose on a stand-alone basis but which could be used on a consolidated, combined or unitary basis. The net amount of cash settlements made by Marathon to USS under this policy for prior years, subject to adjustment, was $819 million, $91 million and $(2) million in 2001, 2000 and 1999, respectively. These payments allowed USS to realize the cash value of its tax benefits on a current basis. Now, if USS generates losses or other tax attributes, we can generally realize the cash value from them only if and when we generate enough taxable income in future years to use those tax losses or other tax attributes on a stand-alone basis. A delay in realizing tax benefits will reduce our cash flow.

  USS IS SUBJECT TO CERTAIN CONTINUING CONTINGENT LIABILITIES OF MARATHON THAT COULD REDUCE OUR CASH FLOW AND OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS AND COULD CAUSE A DEFAULT UNDER OUR BORROWING FACILITIES.

     USS is contingently liable for debt and other obligations of Marathon in the amount of $68 million as of September 30, 2003. Marathon is not limited by agreement with USS as to the amount of indebtedness that it may incur. In the event of the bankruptcy of Marathon, these obligations for which USS is contingently liable, as well as obligations relating to industrial development and environmental improvement bonds and notes that were assumed by USS from Marathon, may be declared immediately due and payable. If that occurs USS may not be able to satisfy those obligations. In addition, if Marathon loses its investment grade ratings, certain of these obligations will be considered indebtedness under our indentures and for covenant calculations under our revolving credit facility. This occurrence could prevent

USS from incurring additional indebtedness under our indentures or may cause a default under our revolving credit facility.

     Under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, USS and each subsidiary of USS that was a member of the Marathon consolidated group during any taxable period or portion thereof ending on or before the effective time of the Separation is jointly and severally liable for the federal income tax liability of the entire Marathon consolidated group for that taxable period. Other provisions of federal law establish similar liability for other matters, including laws governing tax qualified pension plans as well as other contingent liabilities.

  THE SEPARATION MAY BE CHALLENGED BY CREDITORS AS A FRAUDULENT TRANSFER OR CONVEYANCE THAT COULD PERMIT UNPAID CREDITORS OF MARATHON TO SEEK RECOVERY FROM US.

     If a court determines that the Separation and the related transactions violated applicable provisions of the United States Bankruptcy Code and/or applicable state fraudulent transfer or conveyance laws, the Separation could be rescinded and unpaid creditors of Marathon could seek recovery from us.

  THE SEPARATION MAY BECOME TAXABLE UNDER SECTION 355(E) OF THE INTERNAL REVENUE CODE IF 50% OR MORE OF USS' SHARES OR MARATHON OIL CORPORATION'S SHARES ARE ACQUIRED AS PART OF A PLAN THAT INCLUDES THE SEPARATION AND THE IMPOSITION OF SUCH A TAX WOULD MATERIALLY AFFECT OUR FINANCIAL CONDITION.

     The Separation may become taxable to Marathon pursuant to section 355(e) of the Internal Revenue Code if 50% or more of either Marathon's shares or our shares are acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. If section 355(e) applies, Marathon would be required to pay a corporate tax based on the excess of the fair market value of the shares distributed over Marathon's tax basis for such shares. The amount of this tax would be materially greater if the Separation were deemed to be a distribution of Marathon's shares. If an acquisition occurs that results in the Separation being taxable under section 355(e), a Tax Sharing Agreement between USS and Marathon provides that the resulting corporate tax liability will be borne by the entity, either USS or Marathon, that is deemed to have been acquired.

  WE MAY BE RESPONSIBLE FOR A CORPORATE TAX IF THE SEPARATION FAILS TO QUALIFY AS A TAX-FREE TRANSACTION.

     Based on representations made by USX Corporation prior to the Separation, the Internal Revenue Service issued a private letter ruling that the Separation was tax-free to Marathon and its shareholders. To the extent a breach of one of those representations results in a corporate tax being imposed on Marathon, the breaching party, either USS or Marathon, will be responsible for payment of the corporate tax. If the Separation fails to qualify as a tax-free transaction through no fault of either USS or Marathon, the resulting tax liability, if any, is likely to be borne by us under the Tax Sharing Agreement.

     If the Separation is determined to be a taxable distribution of the stock of U. S. Steel, but there is no breach of a representation or covenant by either
U. S. Steel or Marathon, we would be liable for any resulting taxes ("Separation No-Fault Taxes") incurred by Marathon. Our indemnity obligation for Separation No-Fault Taxes survives until the expiration of the applicable statute of limitations. The maximum potential amount of our indemnity obligation for Separation No-Fault Taxes as of September 30, 2003 was estimated to be approximately $140 million. No liability has been recorded for this indemnity obligation because we believe the likelihood of the Separation being determined to be a taxable distribution of U. S. Steel is remote.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                      RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

                                  (UNAUDITED)
                             CONTINUING OPERATIONS

                                                  NINE MONTHS
                                                  ENDED SEPT.           YEAR ENDED DECEMBER
                                                      30                        31,
                                                  -----------          ---------------------
                                                  2003   2002   2002   2001    2000    1999    1998
                                                  ----   ----   ----   -----   -----   -----   ----
Ratio of earnings to fixed charges(a)...........  --     1.34   1.04    --     1.13    2.33    5.89
Ratio of earnings to combined fixed charges and
  preferred stock dividends(a)..................  --     1.34   1.04    --     1.05    2.10    5.15

---------------

(a) For the purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" are defined as income before income taxes and extraordinary items adjusted for minority interests in consolidated subsidiaries, income (loss) from equity investees, and capitalized interest, plus fixed charges, amortization of capitalized interest and distributions from equity investees. "Fixed charges" consist of interest, whether expensed or capitalized, on all indebtedness, amortization of premiums, discounts and capitalized expenses related to indebtedness, and an interest component equal to one-third of rental expense, representing the portion of rental expense that management believes is attributable to interest. "Preferred dividends" consists of pretax earnings required to cover preferred stock dividends associated with the 6.50% preferred stock attributed to USS by Marathon prior to the Separation which was retained and subsequently repaid by Marathon in connection with the Separation. Earnings were deficient in covering fixed charges by $767 million for the nine months ended September 30, 2003, and by $586 million for the year ended December 31, 2001. Earnings were deficient in covering combined fixed charges and preferred stock dividends by $789 million for the nine months ended September 30, 2003 and by $598 million for the year ended December 31, 2001.

                                USE OF PROCEEDS

     The net proceeds from the sale of the offered securities will be used for general corporate purposes unless we specify otherwise in the prospectus supplement applicable to a particular offering. We may use those funds to repay debt, fund employee benefit plans, to finance acquisitions, for stock repurchases, for capital expenditures, for investments in subsidiaries and joint ventures, and for working capital.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following is a general description of the debt securities (the "Debt Securities") that we may offer from time to time. The particular terms of the Debt Securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply will be described in the applicable prospectus supplement. Although our securities include securities denominated in U.S. dollars, we can choose to issue securities in any other currency, including the euro.

     The Debt Securities will be either senior Debt Securities or subordinated Debt Securities. We will issue the senior Debt Securities under the senior indenture between The Bank of New York, or any successor trustee, and USS. We will issue the subordinated Debt Securities under a subordinated indenture between The Bank of New York, or any successor trustee, and USS. The senior indenture and the subordinated indenture are collectively referred to in this prospectus as the indentures, and each of the trustee under the senior indenture and the trustee under the subordinated indenture are referred to in this prospectus as trustee.

     The following description is only a summary of the material provisions of the indentures. We urge you to read the appropriate indenture because it, and not this description, defines your rights as holders of the notes or bonds. See the information under the heading "Where You Can Find More Information" to contact us for a copy of the appropriate indenture.

GENERAL

     The senior Debt Securities are unsubordinated obligations, will rank on par with all other debt obligations of USS and, unless otherwise indicated in the related prospectus supplement, will be unsecured. The subordinated Debt Securities will be subordinate, in right of payment to senior Debt Securities. A description of the subordinated Debt Securities is provided below under " -- Subordinated Debt Securities". The specific terms of any subordinated Debt Securities will be provided in the related prospectus supplement. For a complete understanding of the provisions pertaining to the subordinated Debt Securities, you should refer to the subordinated indenture attached as an exhibit to the Registration Statement.

TERMS

     The indentures do not limit the principal amount of debt we may issue.

     We may issue notes or bonds in traditional paper form, or we may issue a global security. The Debt Securities of any series may be issued in definitive form or, if provided in the related prospectus supplement, may be represented in whole or in part by a global security or securities, registered in the name of a depositary designated by USS. Each Debt Security represented by a global security is referred to as a "Book-Entry Security."

     Debt Securities may be issued from time to time pursuant to this prospectus, and will be offered on terms determined by market conditions at the time of sale. Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates. Unless otherwise provided in the prospectus supplement, Debt Securities denominated in U.S. dollars will be issued in denominations of $1,000 and integral multiples thereof.

     Please refer to the prospectus supplement for the specific terms of the Debt Securities offered including the following:

           1. Designation of an aggregate principal amount, purchase price and denomination;

           2.  Date of maturity;

           3. If other than U.S. currency, the currency for which the Debt Securities may be purchased;

           4. The interest rate or rates and the method of calculating interest;

           5.  The times at which any premium and interest will be payable;

           6. The place or places where principal, any premium and interest will be payable;

           7. Any redemption or sinking fund provisions or other repayment obligations;

           8. Any index used to determine the amount of payment of principal of and any premium and interest on the Debt Securities;

           9. The application, if any, of the defeasance provisions to the Debt Securities;

          10. If other than the entire principal amount, the portion of the Debt Securities that would be payable upon acceleration of the maturity thereof;

          11. If other than the entire principal amount plus accrued interest, the portion of the Change in Control purchase price or prices applicable to purchases of Debt Securities upon a Change in Control;

          12. Whether the Debt Securities will be issued in whole or in part in the form of one or more global securities, and in such case, the depositary for the global securities;

          13. Any additional covenants applicable to the Debt Securities being offered;

          14. Any additional events of default applicable to the Debt Securities being offered;

          15.  The terms of subordination, if applicable;

          16.  The terms of conversion, if applicable; and

          17. Any other specific terms including any terms that may be required by or advisable under applicable law.

     Except with respect to Book-Entry Securities, Debt Securities may be presented for exchange or registration of transfer, in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

CERTAIN COVENANTS OF USS IN THE INDENTURES

  PAYMENT

     USS will pay principal of and premium, if any, and interest on the Debt Securities at the place and time described in the Debt Securities. (Section
1001) Unless otherwise provided in the prospectus supplement, USS will pay interest on any Debt Security to the person in whose name that security is registered at the close of business on the regular record date for that interest payment. (Section 307)

     Any money deposited with the trustee or any paying agent for the payment of principal of or any premium or interest on any Debt Security that remains unclaimed for two years after that amount has become due and payable will be paid to USS at its request. After this occurs, the holder of that security must look only to USS for payment of that amount and not to the trustee or paying agent. (Section 1003)

  LIENS

     If USS or any subsidiary of USS mortgages, pledges, encumbers or subjects to a lien (a "Mortgage") as security for money borrowed any blast furnace facility or steel producing facility, or casters that are part of a plant that includes such a facility, having a net book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination (each, a "Principal Property") or any shares of stock or other equity interests in any of USS' subsidiaries that own one or more Principal Properties, USS will secure or will cause such subsidiary to secure the Debt Securities equally and ratably with all indebtedness or obligations secured by the Mortgage then being given and with any other indebtedness of USS or the subsidiary of USS then entitled thereto; provided, however, that this covenant shall not apply in the case of:
(a) any Mortgage existing on the date of the indentures (whether or not such Mortgage includes an after-acquired property provision); (b) any Mortgage, including a purchase money Mortgage, incurred in connection with the acquisition of any Principal Property, the assumption of any Mortgage previously existing on such acquired Principal Property or any Mortgage existing on the property of any corporation when it becomes a subsidiary of USS; (c) any Mortgage on such Principal Property in favor of the United States, or any State, or instrumentality of either, to secure partial, progress or advance payments to USS or any subsidiary of USS under any contract or statute; (d) any Mortgage in favor of the United States, any State, or instrumentality of either, to secure borrowings for the purchase or construction of the Principal Property mortgaged;
(e) any Mortgage on any Principal Property arising in connection with or to secure all or any part of the cost of the repair, construction, improvement, alteration or development of the Principal Property or any portion thereof; or
(f) any renewal of or substitution for any Mortgage permitted under the preceding clauses. (Section 1005)

     USS may and may permit its subsidiaries to (1) grant Mortgages or incur liens on Principal Property (or on equity interests in subsidiaries that own Principal Property) covered by the restriction described above and (2) sell or transfer any Principal Property with the intention of taking back a lease on that Principal Property so long as the net book value of the Principal Property (or equity interests) so encumbered or transferred, together with all property then permitted to be encumbered or subject to a sale-leaseback under this clause, does not at the time such Mortgage or lien is granted or such property is transferred exceed 10% of Consolidated Net Tangible Assets. (Section 1005)

     "Consolidated Net Tangible Assets" means the aggregate value of all assets of USS and its subsidiaries after deducting (a) all current liabilities (excluding all long-term debt due within one year), (b) all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis and (c) all goodwill, patent and trademarks, unamortized debt discount and other similar intangibles (all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with USS' most recent audited consolidated financial statements). (Section 101)

  LIMITATIONS ON CERTAIN SALE AND LEASEBACKS

     USS will not, nor will it permit any subsidiary to, sell or transfer any Principal Property with the intention of taking back a lease thereof, provided, however, this covenant shall not apply if (a) the lease is to a subsidiary of USS (or to USS in the case of a subsidiary of USS); (b) the lease is for a temporary period by the end of which it is intended that the use of the Principal Property by the lessee will be discontinued; (c) USS or a subsidiary of USS could, as described under the caption "Liens" above, Mortgage such property without equally and ratably securing the Debt Securities; or (d) USS promptly informs the trustee of such sale, the net proceeds of such sale are at least equal to the fair value (as determined by resolution adopted by the Board of Directors of USS) of such Principal Property and USS within 180 days after such sale applies an amount equal to such net proceeds (subject to reduction by reason of credits to which USS is entitled, under the conditions specified in the indentures) to the retirement or in substance defeasance of funded debt of USS or a subsidiary of USS. This covenant does not apply to sales and leases solely among USS and its subsidiaries. (Section 1006)

  MERGER AND CONSOLIDATION

     USS will not merge or consolidate with any other entity or sell or convey all or substantially all of its assets to any person, firm, corporation or other entity, except that USS may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other entity if (i) USS is the continuing entity or the successor entity (if other than USS) is organized and existing under the laws of the United States of America or a State thereof and such entity expressly assumes payment of the principal and interest on all the Debt Securities, and the performance and observance of all of the covenants and conditions of the applicable indenture to be performed by USS and (ii) there is no default under the applicable indenture. Upon such a succession, USS will be relieved from any further obligations under the applicable indenture. For purposes of this paragraph, "substantially all of its assets" means, at any date, a portion of the non-current assets reflected in USS' consolidated balance sheet as of the end of the most recent quarterly period that represents at least 66 2/3% of the total reported value of such assets. (Section 801)

  WAIVER OF CERTAIN COVENANTS

     Unless otherwise provided in the prospectus supplement, USS may, with respect to the Debt Securities of any series, omit to comply with any provision of the covenants described under "Liens" and "Limitations on Certain Sale and Leasebacks" above or under "Purchase of Debt Securities Upon a Change in Control" or in any covenant provided in the terms of those Debt Securities if, before the time for such compliance, holders of at least a majority in principal amount of the outstanding Debt Securities of that series waive such compliance in that instance or generally.

PURCHASE OF DEBT SECURITIES UPON A CHANGE IN CONTROL

     If any Change in Control (hereinafter defined) of USS occurs, each holder of Debt Securities will have the right, at that holder's option, subject to the terms and conditions of the indentures, to require USS to purchase all of that holder's Debt Securities on the date that is 35 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to

(i) unless otherwise specified in the terms of such Debt Securities, 100% of the principal amount thereof, together with accrued interest to such Change in Control Purchase Date (except that interest installments due prior to such Change in Control Purchase Date will be payable to the holders of such Debt Securities of record at the close of business on the relevant record dates according to their terms and the provisions of the indentures), or (ii) such other price or prices as may be specified in the terms of such Debt Securities (the "Change in Control Purchase Prices"). (Section 1007)

     Under the indentures, a "Change in Control" of USS occurs if (i) any "person" or "group" of persons (excluding USS, any subsidiary, any employee stock ownership plan, any other employee benefit plan of USS or any person holding Voting Stock for any employee benefit plan of USS) acquires "beneficial ownership" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) of shares of Voting Stock representing at least 35% of the outstanding Voting Power of USS, (ii) during any period of 25 consecutive months, commencing before or after the date of the indentures, individuals who at the beginning of such 25-month period were directors of USS (together with any replacement or additional directors whose election was recommended by incumbent management of USS or who were elected by a majority of directors then in office) cease to constitute a majority of the board of directors of USS, or (iii) any person or group of related persons shall acquire all or substantially all of the assets of USS; provided, a Change in Control shall not have occurred if USS has merged or consolidated with or transferred all or substantially all of its assets to another entity in compliance with the provisions of Section 801 of the indentures (relating to when USS may merge or transfer assets) and the surviving or successor or transferee entity is no more leveraged than was USS immediately prior to such event. The term "leveraged" means the percentage represented by the total assets of that entity divided by its stockholders' or member's equity, as would be shown on a consolidated balance sheet of that entity prepared in accordance with generally accepted accounting principles in the United States of America. The term "substantially all of its assets" used above means, at any date, a portion of the non-current assets reflected in USS' consolidated balance sheet as of the end of the most recent quarterly period that represents at least 66 2/3% of the total reported value of such assets.

     "Voting Stock" means stock of USS having ordinary voting power for the election of the directors of USS, other than stock having such power only by reason of the happening of a contingency. "Voting Power" means the total voting power represented by all outstanding shares of all classes of Voting Stock. (Section 101)

     To exercise this right to require USS to purchase a holder's Debt Securities after a Change in Control, the holder must deliver, at any time prior to the Change in Control Purchase Date specified in a notice delivered by USS after that Change in Control, a written notice of purchase to the paying agent specified in USS' notice. The holder's notice must state the numbers of the certificates of any Debt Securities that the holder will deliver to be purchased and that those Debt Securities are to be purchased under the terms and conditions specified in the indentures and USS' notice.

     If a Change in Control occurs, USS intends to comply with any applicable securities laws or regulations, including any applicable requirements of Rule 14e-1 under the Exchange Act. The Change in Control purchase feature of the Debt Securities may in certain circumstances make more difficult or discourage a takeover of USS. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of USS by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The Change in Control purchase feature is similar to that contained in other debt of USS as a result of negotiations between USS and the underwriters or holders of that debt.

     Except as discussed, the Change in Control purchase feature does not afford holders of the Debt Securities protection against possible adverse effects of a reorganization, restructuring, merger or similar transaction involving USS.

     Our ability to purchase Debt Securities in the future may be limited by the terms of any then existing borrowing arrangements and by our financial resources.

EVENTS OF DEFAULT

     An Event of Default occurs with respect to any series of Debt Securities when: (i) USS defaults in paying principal of or premium, if any, on any of the Debt Securities of such series when due; (ii) USS defaults in paying interest on the Debt Securities of such series when due, continuing for 30 days; (iii) USS defaults in paying the Change in Control Purchase Price of any of the Debt Securities of such series as and when the same shall become due and payable;
(iv) USS defaults in making deposits into any sinking fund payment with respect to any Debt Security of such series when due; (v) failure by USS in the performance of any other covenant or warranty in the Debt Securities of such series or in the applicable indenture continues for a period of 90 days after notice of such failure as provided in that indenture; (vi) certain events of bankruptcy, insolvency, or reorganization occur; or (vii) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     USS is required annually to deliver to the trustee officers' certificates stating whether or not the signers have any knowledge of any default in the performance by USS of certain covenants. (Section 1004)

     If an Event of Default shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in principal amount of the Debt Securities of such series then outstanding may declare the Debt Securities of such series to be due and payable. If an Event of Default described in clause (vi) of the first paragraph under "Events of Default" occurs with respect to any series of Debt Securities, the principal amount of all Debt Securities of that series (or, if any securities of that series are original issue discount securities, the portion of the principal amount of such securities as may be specified by the terms thereof) will automatically become due and payable without any declaration by the trustee or the holders. (Section
502) The trustee is required to give holders of the Debt Securities of any series written notice of a default with respect to such series as and to the extent provided by the Trust Indenture Act, except that the trustee may not give such notice of a default described in clause (v) of the first paragraph under "Events of Default" until at least 60 days after the default. As used in this paragraph, a "default" means an event described in the first paragraph under "Events of Default" without including any applicable grace period. (Section 602)

     If at any time after the Debt Securities of such series have been declared due and payable, and before any judgment or decree for the moneys due has been obtained or entered, USS shall pay or deposit with the trustee amounts sufficient to pay all matured installments of interest upon the Debt Securities of such series and the principal of all Debt Securities of such series which shall have become due, otherwise than by acceleration, together with interest on such principal and, to the extent legally enforceable, on such overdue installments of interest and all other amounts due under the applicable indenture shall have been paid, and any and all defaults with respect to such series under that indenture shall have been remedied, then the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by written notice to USS and the trustee, may rescind and annul the declaration that the Debt Securities of such series are due and payable. (Section 502) In addition, the holders of a majority in aggregate principal amount of the Debt Securities of such series may waive any past default and its consequences with respect to such series, except a default in the payment of the principal of or any premium or interest on any Debt Securities of such series or a default in the performance of a covenant that cannot be modified under the indentures without the consent of the holder of each affected Debt Security. (Section 513)

     The trustee is under no obligation to exercise any of the rights or powers under the indentures at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered to the trustee reasonable security or indemnity. (Section 603) Subject to such provisions for the indemnification of the trustee and certain limitations contained in the indentures, the holders of a majority in aggregate principal amount of the Debt Securities of each series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the Debt Securities of such series. (Section 512)

     No holder of Debt Securities will have any right to institute any proceeding, judicial or otherwise, with respect to the indentures, for the appointment of a receiver or trustee or for any other remedy under the indentures unless:

     - The holder has previously given written notice to the trustee of a continuing Event of Default with respect to the Debt Securities of that series; and

     - The holders of at least 25% in principal amount of the outstanding Debt Securities of that series have made a written request to the trustee, and offered reasonable indemnity, to the trustee to institute proceedings as trustee, the trustee has failed to institute the proceedings within 60 days and the trustee has not received from the holders of a majority in principal amount of the Debt Securities of that series a direction inconsistent with that request. (Section 507)

     Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to the provisions of the applicable indenture regarding the payment of default interest, interest on that Debt Security on the due dates expressed in that security and to institute suit for the enforcement of payment. (Section 508)

MODIFICATION OF THE INDENTURES

     Each indenture contains provisions permitting USS and the trustee to modify that indenture or enter into or modify any supplemental indenture without the consent of the holders of the Debt Securities in regard to matters as shall not adversely affect the interests of the holders of the Debt Securities, including, without limitation, the following: (a) to evidence the succession of another corporation to USS; (b) to add to the covenants of USS further covenants for the benefit or protection of the holders of any or all series of Debt Securities or to surrender any right or power conferred upon USS by that indenture; (c) to add any additional Events of Default with respect to all or any series of Debt Securities; (d) to add to or change any of the provisions of that indenture to facilitate the issuance of Debt Securities in bearer form with or without coupons, or to permit or facilitate the issuance of Debt Securities in uncertificated form; (e) to add to, change or eliminate any of the provisions of that indenture in respect of one or more series of Debt Securities thereunder, under certain conditions designed to protect the rights of any existing holder of those Debt Securities; (f) to secure all or any series of Debt Securities;
(g) to establish the forms or terms of the Debt Securities of any series; (h) to evidence the appointment of a successor trustee and to add to or change provisions of that indenture necessary to provide for or facilitate the administration of the trusts under that indenture by more than one trustee; (i) to cure any ambiguity, to correct or supplement any provision of that indenture which may be defective or inconsistent with another provision of that indenture;
(j) to make other amendments that do not adversely affect the interests of the holders of any series of Debt Securities in any material respect; and (k) to add or change or eliminate any provision of that indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act. (Section
901)

     USS and the trustee may otherwise modify each indenture or any supplemental indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of Debt Securities affected thereby at the time outstanding, except that no such modifications shall (i) extend the fixed maturity of any Debt Securities or any installment of interest or premium on any Debt Securities, or reduce the principal amount thereof or reduce the rate of interest or premium payable upon redemption, or reduce the amount of principal of an original issue discount Debt Security or any other Debt Security that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the currency in which the Debt Securities are payable or impair the right to institute suit for the enforcement of any payment after the stated maturity thereof or the redemption date, if applicable, or adversely affect any right of the holder of any Debt Security to require USS to repurchase that security, without the consent of the holder of each Debt Security so affected, (ii) reduce the percentage of Debt Securities of any series, the consent of the holders of which is required for any waiver or supplemental indenture, without the consent of the holders of all Debt Securities affected thereby then outstanding or (iii) modify the provisions of that indenture relating to the waiver of past defaults or the waiver or certain covenants or the provisions described under "Modification of the indentures," except to increase any percentage set forth in those provisions or to provide that other provisions of that indenture may not be modified without the consent of the holder of each Debt Security affected thereby, without the consent of the holder of each Debt Security affected thereby. (Section 902)

SATISFACTION AND DISCHARGE; DEFEASANCE AND COVENANT DEFEASANCE

     Each indenture shall be satisfied and discharged if (i) USS shall deliver to the trustee all Debt Securities then outstanding for cancellation or (ii) all Debt Securities not delivered to the trustee for cancellation shall have become due and payable, are to become due and payable within one year or are to be called for redemption within one year and USS shall deposit an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, redemption or deposit (in the case of Debt Securities that have become due and payable), provided that in either case USS shall have paid all other sums payable under that indenture. (Section 401)

     Each indenture provides, if such provision is made applicable to the Debt Securities of a series, (i) that USS may elect either (A) to defease and be discharged from any and all obligations with respect to any Debt Security of such series (except for the obligations to register the transfer or exchange of such Debt Security, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Security under Sections 801, 803, 1005, 1006, 1007 and 1009 of that indenture (being the restrictions described above under "Certain Covenants of USS in the indentures" and USS' obligations described under "Purchase of Debt Securities upon a Change in Control") together with additional covenants that may be included for a particular series and (ii) that Sections 501(4), 501(5) (as to Sections 801, 803, 1005, 1006, 1007 and 1009) and 501(8), as described in clauses (iv), (v)
and (vii) under "Events of Default," shall not be Events of Default under that indenture with respect to such series ("covenant defeasance"), upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money certain U.S. government obligations and/or, in the case of Debt Securities denominated in U.S. dollars, certain state and local government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Security, on the scheduled due dates. In the case of defeasance, the holders of such Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, USS has delivered to the trustee an Opinion of Counsel (as specified in the indentures) to the effect that the holders of the Debt Securities affected thereby will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the indentures. (Section 1304)

RECORD DATES

     The indentures provide that in certain circumstances USS may establish a record date for determining the holders of outstanding Debt Securities of a series entitled to join in the giving of notice or the taking of other action under the applicable indenture by the holders of the Debt Securities of such series.

SUBORDINATED DEBT SECURITIES

     Although the senior indenture and the subordinated indenture are generally similar and many of the provisions discussed above pertain to both senior and subordinated Debt Securities, there are many substantive differences between the two. This section discusses some of those differences.

  SUBORDINATION

     Subordinated Debt Securities will be subordinate, in right of payment, to all Senior Debt. "Senior Debt" is defined to mean, with respect to USS, the principal, premium, if any, and interest on the following:

     (1) all indebtedness of USS, whether outstanding on the date of issuance or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities,

     (2) any indebtedness of others of the kinds described in the preceding clause (1) for the payment of which USS is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise, and

     (3) amendments, renewals, extensions and refundings of any indebtedness described in the preceding clauses (1) or (2), unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding.

  DIFFERENCE BETWEEN SUBORDINATED DEBT SECURITY COVENANTS AND DEBT SECURITY COVENANTS AND EVENTS OF DEFAULT

     Subordinated Debt Securities may not have the advantage of all of the covenants and Events of Default provided in the senior indenture. For example, covenants relating to Liens, Limitations on Certain Sale and Leasebacks and Purchase of senior Debt Securities upon a Change in Control as discussed above are not applicable to securities issued pursuant to the subordinated indenture. Also, the Event of Default for failure to pay the Change in Control Purchase Price when due is not available to subordinated Debt Securities.

  TERMS OF SUBORDINATED DEBT SECURITIES MAY CONTAIN CONVERSION OR EXCHANGE PROVISIONS

     The prospectus supplement for a particular series of subordinated Debt Securities will describe the specific terms discussed above that apply to the subordinated Debt Securities being offered thereby as well as any applicable conversion or exchange provisions.

  MODIFICATION OF THE INDENTURE RELATING TO SUBORDINATED DEBT SECURITIES

     The subordinated indenture may be modified by USS and the trustee without the consent of the Holders of the subordinated Debt Securities for one or more of the purposes discussed above under "--Modification of the indentures." USS and the trustee may also modify the subordinated indenture to make provision with respect to any conversion or exchange rights for a given issue of subordinated Debt Securities.

GOVERNING LAW

     The laws of the State of New York govern each indenture and will govern the Debt Securities. (Section 112)

BOOK-ENTRY SECURITIES

     The following description of book-entry securities will apply to any series of Debt Securities issued in whole or in part in the form of one or more global securities except as otherwise described in the prospectus supplement.

     Book-entry securities of like tenor and having the same date will be represented by one or more global securities deposited with and registered in the name of a depositary that is a clearing agent registered under the Exchange Act. Beneficial interests in book-entry securities will be limited to institutions that have accounts with the depositary ("participants") or persons that may hold interests through participants.

Ownership of beneficial interests by participants will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the depositary. Ownership of beneficial interests by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by the participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

     Payment of principal of and any premium and interest on book-entry securities represented by a global security registered in the name of or held by a depositary will be made to the depositary, as the registered owner of the global security. Neither USS, the trustee nor any agent of USS or the trustee will have any responsibility or liability for any aspect of the depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to the beneficial ownership interests. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by the depositary's procedures, as is now the case with securities held for the accounts of customers registered in "street name," and will be the sole responsibility of such participants.

     A global security representing a book-entry security is exchangeable for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount registered in the name of, or is transferable in whole or in part to, a person other than the depositary for that global security, only if (a) the depositary notifies USS that it is unwilling or unable to continue as depositary for that global security or the depositary ceases to be a clearing agency registered under the Exchange Act, (b) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities of that series or (c) other circumstances exist that have been specified in the terms of the Debt Securities of that series. Any global security that is exchangeable pursuant to the preceding sentence shall be registered in the name or names of such person or persons as the depositary shall instruct the trustee. It is expected that such instructions may be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such global security.

     Except as provided above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purpose under the indentures, and no global security shall be exchangeable, except for a security registered in the name of the depositary. This means each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indentures. USS understands that under existing industry practices, if USS requests any action of holders or an owner of a beneficial interest in such global security desires to give or take any action that a holder is entitled to give or take under the indentures, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

CONCERNING THE TRUSTEE

     The Bank of New York is also trustee for our 10 3/4% Senior Notes due August 1, 2008, our 9 3/4% Senior Notes due May 15, 2010, our Senior Quarterly Income Debt Securities, leverage leases in which USS is the lessee and several series of obligations issued by various governmental authorities relating to environmental projects at various USS facilities. The Bank of New York is a lender under our revolving credit facility. USS and its subsidiaries also maintain ordinary banking relationships, including loans and deposit accounts, with The Bank of New York and anticipate that they will continue to do so.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a description of the material terms of the capital stock of USS included in its certificate of incorporation. This description is qualified by reference to the certificate of incorporation, and the Rights Agreement (the "Rights Agreement") between USS and Mellon Bank, N.A., as Rights Agent (the "Rights Agent"), that have been filed as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     The authorized capital stock of USS consists of 40 million shares of preferred stock, without par value, and 400 million shares of common stock with a par value of $1.00 per share. As of December 31, 2003, there were 5,000,000 shares of preferred stock outstanding and 103,672,275 shares of common stock outstanding.

PREFERRED STOCK

     The preferred stock may be issued without the approval of the holders of common stock in one or more series, from time to time. The designation, powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock will be stated in a resolution providing for the issue of that series adopted by our board of directors and will be described in the appropriate prospectus supplement (if any), including the following:

     1. When to issue the preferred stock, whether in one or more series so long as the total number of shares does not exceed 40 million;

     2. The powers, preferences and relative participation, optional or other special rights, and qualifications, limits or restrictions on preferred stock;

     3. The dividend rate of each series, the terms of payment, the priority of payment versus any other class of stock and whether the dividends will be cumulative;

     4. Terms of redemption;

     5. Any convertible features;

     6. Any voting rights;

     7. Liquidation preferences; and

     8. Any other terms.

     Holders of preferred stock will be entitled to receive dividends (other than dividends of common stock) before any dividends are payable to holders of common stock.

     The future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of USS.

COMMON STOCK

     The holders of common stock will be entitled to receive dividends when, as and if declared by the USS board of directors out of funds legally available therefor, subject to the rights of any shares of preferred stock at the time outstanding. The holders of common stock will be entitled to one vote for each share on all matters voted on generally by stockholders under our certificate of incorporation, including the election of directors. Holders of common stock do not have any cumulative voting, conversion, redemption or preemptive rights. In the event of dissolution, liquidation or winding up of USS, holders of the common stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of any then outstanding indebtedness, and subject to the aggregate liquidation preference and participation rights of any preferred stock then outstanding. The issuance of additional shares of authorized stock by USS may occur at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of the holders of common stock.

STOCK TRANSFER AGENT AND REGISTRAR

     USS maintains its own stock transfer department at the following address:
United States Steel Corporation, Shareholders Services Department, 600 Grant Street, Room 611, Pittsburgh, PA 15219-2800. Certificates representing shares can also be presented for registration of transfer at Mellon Shareholder Services, 120 Broadway, 13th Floor, New York, NY 10021.

     Wells Fargo Shareowner Services, P.O. Box 64856, St. Paul, MN 55164-0856 serves as co-transfer agent.

     Mellon Investor Services LLC, 500 Grant Street, Pittsburgh, PA 15219 is the registrar for all the common stock.

RIGHTS PLAN

     The following is a brief description of the terms of the stockholders rights plan set forth in the Rights Agreement between USS and Mellon Investor Services LLC, as Rights Agent.

     The purpose of the Rights Agreement is to:

     - Give our board of directors the opportunity to negotiate with any persons seeking to obtain control of USS;

     - Deter acquisitions of voting control of USS without assurance of fair and equal treatment of all USS stockholders; and

     - Prevent a person from acquiring in the market a sufficient amount of voting power to be in a position to block an action sought to be taken by our stockholders.

     The exercise of such rights (the "Rights") would cause substantial dilution to a person attempting to acquire USS on terms not approved by our board of directors and would therefore significantly increase the price that person would have to pay to complete the acquisition. The Rights Agreement may deter a potential acquisition or tender offer.

     Under the Rights Agreement, the Right to purchase from USS one-hundredth of a share of Series A Junior Preferred Stock, no par value (the "Junior Preferred Stock"), at a purchase price of $110 in cash, subject to adjustment, is attached to each share of common stock.

     The Rights will expire at the close of business on December 31, 2011, unless that date is extended or the rights are earlier redeemed or exchanged by USS as described below.

     Until the Rights are distributed, they will:

     - Not be exercisable;

     - Be represented by the same certificates that represent the common stock; and

     - Trade together with the common stock.

     If the Rights are distributed, they will become exercisable, and USS would issue separate certificates representing the Rights, which would trade separately from USS' common stock.

     The Rights would be distributed upon the earlier of:

     - 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired (except pursuant to a Qualifying Offer (defined in the Rights Agreement as an all-cash tender offer for all outstanding shares of common stock meeting certain prescribed requirements)), or obtained the right to acquire, beneficial ownership of common stock representing 15% or more of the total voting power of all outstanding shares of common stock (the "Stock Acquisition Date"), or

     - 10 business days (or upon such later date as may be determined by the board of directors) following the commencement of a tender offer or exchange offer (other than a Qualifying Offer) that would result in a person or a group beneficially owning common stock representing 15% or more of the total voting power of all outstanding shares of common stock.

     However, an "Acquiring Person" will not include USS, any of its subsidiaries, any of its employee benefit plans or any person organized pursuant to those employee benefit plans or a person acquiring pursuant to a Qualifying Offer. The Rights Agreement also contains provisions designed to prevent the inadvertent triggering of the Rights by institutional or certain other stockholders.

     If a person or group becomes the beneficial owner of common stock representing 15% or more of the total voting power of all outstanding shares of common stock (except pursuant to a Qualifying Offer), the Rights "flip-in" and entitle each holder of a Right (other than the Acquiring Person and certain related parties) to receive, upon exercise, common stock (or in certain circumstances, cash, property, or other securities of USS), having a value equal to two times the exercise price of the Right. However, Rights are not exercisable until such time as the Rights are no longer redeemable by USS as set forth below.

     If at any time following the Stock Acquisition Date, (i) USS consolidates with, or merges with and into, any other person in a transaction in which USS is not the surviving corporation (other than a merger that follows a Qualifying Offer) or another person consolidates with, or merges with or into, USS and USS' common stock is changed into or exchanged for securities of another person or cash or other property, or (ii) 50% or more of USS' assets, earning power or cash flow is sold or transferred, the Rights "flip-over" and entitle each holder of a Right (other than an Acquiring Person and certain related parties) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     USS reserves the right, before the occurrence of an event described in the two preceding paragraphs, to require that upon an exercise of Rights, a number of Rights be exercised so that only whole shares of Junior Preferred Stock would be issued.

     At any time until the earlier of 10 business days following the Stock Acquisition Date and December 31, 2011 (subject to extension), USS may redeem the Rights in whole, but not in part, at a price of $.01 per whole Right payable in stock or cash or any other form of consideration deemed appropriate by its board of directors (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

     The board of directors may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the outstanding and exercisable Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of common stock at an exchange ratio of one share of common stock for each Right (subject to certain anti-dilution adjustments). However, the board of directors may not effect such an exchange at any time any person or group beneficially owns common stock representing 50% or more of the total voting power of the common stock then outstanding. Immediately after the board of directors orders such an exchange, the right to exercise the Rights will terminate, and the only right of the holders of the Rights will be to receive shares of common stock at the exchange ratio.

     As long as the Rights are attached to shares of common stock, USS will issue Rights on each share of common stock issued prior to the earlier of the rights distribution date and the expiration date of the Rights so that all such shares will have attached Rights.

     A holder of Rights will not, as such, have any rights as a shareholder of USS, including rights to vote or receive dividends.

     The purchase price payable upon exercise of the Rights is subject to adjustment from time to time to prevent dilution, subject to the qualifications set forth in the Rights Agreement:

     - In the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock;

     - If holders of Junior Preferred Stock are granted certain rights or warrants to subscribe for Junior Preferred Stock or securities convertible into Junior Preferred Stock at less than the market price of the Junior Preferred Stock; or

     - Upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time prior to the distribution of the Rights, the board of directors may amend any provision of the Rights Agreement. After the distribution of the Rights, the board of directors may amend the provisions of the Rights Agreement in order to:

     - Cure any ambiguity;

     - Correct any defective or inconsistent provision;

     - Shorten or lengthen any time period under the Rights Agreement, subject to the limitations specified in the Rights Agreement; or

     - Make changes that will not adversely affect the interests of the holders of Rights (other than an Acquiring Person and certain related parties);

provided, that no amendment may be made when the Rights are not redeemable.

     The distribution of the Rights will not be taxable to USS or its stockholders. A stockholder may recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of USS or common stock of an acquiring company.

     This description is only a summary of the material provisions of the Rights Agreement. We urge you to read the Rights Agreement because it, and not this description, defines your rights as holders of Rights. A copy of the Rights Agreement is available free of charge from the Rights Agent by writing to Mellon Investor Services, LLC at 500 Grant Street, Room 2122, Pittsburgh, Pennsylvania 15219 or from USS. (See "Where You Can Find More Information.")

DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

     Certain provisions of Delaware law and our certificate of incorporation could make more difficult or delay a change in control of USS by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. Our board of directors believes that these provisions are appropriate to protect the interests of USS and of its stockholders.

     Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time that the person became an interested stockholder, unless:

     - Prior to the time that the person became an interested stockholder the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     - Upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation's officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - At or subsequent to the time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

     Certificate of Incorporation and By-Laws. Our certificate of incorporation provides that our board of directors is classified into three classes of directors, each class consisting of approximately one-third of the directors. Directors serve a three-year term, with a different class of directors up for election each year. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide otherwise. Board classification could prevent a party who acquires control of a majority of USS' outstanding voting stock from obtaining control of its board of directors until the second annual stockholders' meeting following the date that party obtains that control.

     Our certificate of incorporation also provides that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting and may not be taken by written consent.

     Our by-laws provide that special meetings of stockholders may be called only by the board of directors and not by the stockholders. Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal that a stockholder wishes to make at a meeting of stockholders. In general, a stockholder's notice of a director nomination or proposal will be timely if delivered or mailed to our Secretary at our principal executive offices not less than 45 days and, in certain situations, 90 days, before the annual meeting or within 10 days following the announcement of the date of the meeting. These provisions may preclude stockholders from bringing matters before a meeting or from making nominations for directors at these meetings.

     Our certificate of incorporation and by-laws do not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

     Our certificate of incorporation provides for the issuance of preferred stock, at the discretion of our board of directors, from time to time, in one or more series, without further action by our stockholders, unless approval of our stockholders is deemed advisable by our board of directors or required by applicable law, regulation or stock exchange listing requirements. In addition, our authorized but unissued shares of our common stock will be available for issuance from time to time at the discretion of our board of directors without the approval of our stockholders, unless such approval is deemed advisable by our board of directors or required by applicable law, regulation or stock exchange listing requirements. One of the effects of the existence of authorized, unissued and unreserved shares of our common stock and preferred stock could be to enable our board of directors to issue shares to persons friendly to current management that could render more difficult or discourage an attempt to obtain control of USS by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of USS.

     Our certificate of incorporation provides that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. The certificate of incorporation also provides that directors may be removed from office only with cause. These provisions preclude stockholders from removing directors without cause and filling vacancies with their own nominees.

     Our Rights will permit disinterested stockholders to acquire additional shares of USS, or of an acquiring company, at a substantial discount in the event of certain changes in control. See "Description of Capital Stock -- Rights Plan."

     Certain provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations. As such, the provisions could have the effect of discouraging open market purchases of our shares of common stock because such provisions may be considered disadvantageous by a stockholder who desires to participate in a business combination.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation provides that a director is not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except (1) for breach of the director's duty of loyalty to us and our stockholders, (2) for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under
Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. These provisions of our certificate of incorporation are intended to afford directors protection, and limit their potential liability, to the fullest extent permitted by Delaware law. Because of these provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of some of their fiduciary duties. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws.

     In addition, our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by law.

     We have obtained directors' and officers' insurance for our directors and officers for specified liabilities.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that we offer and any deposit agreement relating to a particular series of preferred stock that will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A copy of the form of deposit agreement, including the form of depositary receipt, is incorporated by reference as an exhibit in the registration statement of which this prospectus forms a part. You can obtain copies of these documents by following the directions on page 1 under the caption "Where You Can Find More Information." You should read the more detailed provisions of the deposit agreement and the form of depositary receipt for provisions that may be important to you.

GENERAL

     USS may, at its option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In such event, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.

     The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between USS and a bank or trust company selected by USS having its principal office in the United States and having a combined capital and surplus of at least $50 million, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the number of such depositary shares owned by such holders.

     The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled thereto. If the preferred stock depositary determines that it is not feasible to make such distribution, it may, with the approval of USS, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF PREFERRED STOCK

     If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of such series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

     Whenever USS redeems shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably as the preferred stock depositary may decide.

VOTING DEPOSITED PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such series of preferred stock. Each record holder of such depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by such holder's depositary shares. The preferred stock depositary will try to vote the amount of such series of preferred stock represented by such depositary shares in accordance with such instructions.

     USS will agree to take all actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will abstain from voting shares of any series of preferred stock held by it for which it does not receive specific instructions from the holders of depositary shares representing such shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between USS and the preferred stock depositary. However, any amendment that materially and adversely alters any existing right of the holders of depositary shares (other than certain changes in the fees of the preferred stock depositary) will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipt, to consent and agree to such amendment and to be bound by the deposit agreement, as amended thereby. The deposit agreement may be terminated only if:

     - All outstanding depositary shares have been redeemed; or

     - A final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of USS.

CHARGES OF PREFERRED STOCK DEPOSITARY, TAXES AND OTHER GOVERNMENT CHARGES

     USS will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. USS also will pay charges of the depositary in connection with the initial deposit of preferred stock and any redemption of preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

APPOINTMENT, RESIGNATION AND REMOVAL OF DEPOSITARY

     USS will appoint the preferred stock depository. The preferred stock depositary may resign at any time by delivering to USS notice of its intent to do so and USS may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary and its acceptance of such appointment. Such successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

MISCELLANEOUS

     USS will transmit to the record holders of depositary shares all notices and reports that USS is required to furnish to the holders of the depositary shares.

     Neither the preferred stock depositary nor USS will be liable under the deposit agreement other than for its negligence or willful misconduct. The preferred stock depositary and USS will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. USS and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote any shares of preferred stock, as long as that action or non-action is in good faith.

                            DESCRIPTION OF WARRANTS

     USS may issue warrants ("Warrants") for the purchase of Debt Securities, preferred stock or common stock (each a "USS Security," and together the "USS Securities"). Warrants may be issued independently or together with any USS Security offered by any prospectus supplement and may be attached to or separate from any such USS Security. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between USS and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of USS in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the SEC in connection with the offering of such Warrants.

DEBT WARRANTS

     The prospectus supplement relating to a particular issue of Warrants to purchase Debt Securities ("Debt Warrants") will describe the terms of such Debt Warrants, including the following (if applicable): (a) the title of such Debt Warrants; (b) the offering price for such Debt Warrants; (c) the aggregate number of such Debt Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (e) the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (f) the date from and after which such Debt Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (j) whether the Debt Warrants represented by the Debt Warrant certificates, or Debt Securities that may be issued upon exercise of the Debt Warrants, will be issued in registered or bearer form; (k) information with respect to book-entry procedures; (l) the currency or currency units in which the offering price and the exercise price are payable; (m) a discussion of material United States federal income tax considerations; (n) the redemption or call provisions applicable to such Debt Warrants; and (o) any additional terms of the Debt Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Debt Warrants.

STOCK WARRANTS

     The prospectus supplement relating to any particular issue of Warrants to purchase preferred stock, depositary shares representing fractional shares of preferred stock or common stock ("Stock Warrants") will describe the terms of such Stock Warrants, including the following (if applicable): (a) the title of such Stock Warrants; (b) the offering price for such Stock Warrants; (c) the aggregate number of such Stock Warrants; (d) the designation and terms of the preferred stock or common stock purchasable upon exercise of such Stock Warrants; (e) the designation and terms of the USS Securities with which such Stock Warrants are issued and the number of such Stock Warrants issued with each such USS Security; (f) the date from and after which such Stock Warrants and any USS Securities issued therewith will be separately transferable; (g) the number of shares of preferred stock or common stock purchasable upon exercise of a Stock Warrant and the price at which such shares may be purchased upon exercise;
(h) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Stock Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price and the exercise price are payable; (k) a discussion of material United States federal income tax considerations; (l) the anti-dilution provisions of such Stock Warrants; (m) the redemption or call provisions applicable to such Stock Warrants; and (n) any additional terms of the Stock Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Stock Warrants.

             DESCRIPTION OF CONVERTIBLE OR EXCHANGEABLE SECURITIES

     If any Debt Security, preferred stock, depositary shares representing fractional shares of preferred stock or Warrant is converted or exchanged into any other security the conversion or exchange terms thereof will be set forth in the prospectus supplement issued for the sale of such convertible or exchangeable security. These terms will include some or all of the terms described for Warrants.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     USS may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to holders, a specified number of shares of common stock at a future date or dates. The consideration per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. USS may issue the stock purchase contracts separately or as a part of stock purchase units consisting of a stock purchase contract and one or more shares of our preferred stock or debt securities or debt obligations of third parties (including U.S. Treasury securities) securing the holders' obligations to purchase the shares of common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of stock purchase units or vice-versa. These payments may be unsecured or pre-funded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner. The applicable prospectus supplement will describe the specific terms of any stock purchase contracts or stock purchase units.

                              PLAN OF DISTRIBUTION

     We may offer the offered securities in one or more of the following ways from time to time:

     - To or through underwriting syndicates represented by managing underwriters;

     - Through one or more underwriters without a syndicate for them to offer and sell to the public;

     - Through dealers or agents;

     - To investors directly in negotiated sales or in competitively bid transactions; or

     - To holders of other securities in exchanges in connection with acquisitions.

     The prospectus supplement for each series of securities we sell will describe the offering, including:

     - The name or names of any underwriters;

     - The purchase price and the proceeds to us from that sale;

     - Any underwriting discounts and other items constituting underwriters' compensation, which in the aggregate will not exceed eight percent of the gross proceeds of the offering;

     - Any commissions paid to agents;

     - The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

     - Any securities exchanges on which the securities may be listed.

UNDERWRITERS

     If underwriters are used in a sale, we will execute an underwriting agreement with them regarding those securities. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions, and the underwriters must purchase all of these securities if any are purchased.

     The securities subject to the underwriting agreement may be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that this is the case and will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

     In connection with underwritten offerings of the securities, the underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, as follows:

     - Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the securities originally sold by that broker/dealer are repurchased in a covering transaction to cover short positions.

     These stabilizing transactions, covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of these transactions. If these transactions occur, they may be discontinued at any time.

AGENTS

     We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

DIRECT SALES

     We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

     In addition, Debt Securities or shares of common stock or preferred stock may be issued upon the exercise of Warrants.

INDEMNIFICATION

     We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and may agree to contribute to payments that these underwriters, dealers or agents may be required to make.

NO ASSURANCE OF LIQUIDITY

     The securities we offer may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. There may not be liquidity in the trading market for any securities of any series.

                             VALIDITY OF SECURITIES

     The validity of the issuance of the offered securities will be passed upon for USS by D. D. Sandman, Esq., Vice Chairman, Chief Legal Officer and Chief Administrative Officer of USS or by R.M. Stanton,

Esq., Assistant General Counsel -- Corporate and Assistant Secretary of USS. Messrs. Sandman and Stanton, in their respective capacities as set forth above, are paid salaries by USS, participate in various employee benefit plans offered by USS and own common stock of USS.

                                    EXPERTS

     The consolidated financial statements of United States Steel Corporation incorporated in this prospectus by reference to United States Steel Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of National Steel Corporation and Subsidiaries (Debtor-in-Possession) as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in the
U. S. Steel Current Report on Form 8-K dated May 20, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about National Steel Corporation's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) incorporated by reference herein, in reliance upon such report given on the authority of such firm, as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission filing fee...............  $48,544
Costs of printing and engraving.............................   10,000
Accounting fees and expenses................................   30,000
Miscellaneous expenses......................................    1,456
                                                              -------
Total.......................................................  $90,000
                                                              =======

     All of these foregoing expenses are estimated except for the Securities and Exchange Commission filing fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article V of the Company's By-Laws provides that the Company shall indemnify to the fullest extent permitted by law any person who is made or is threatened to be made a party or is involved in any action, suit, or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity.

     The Company is empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was an officer, employee, agent or director of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company may indemnify any such person against expenses (including attorneys' fees) in an action by or in the right of the Company under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the Company. To the extent a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the Company must indemnify him against the expenses that he actually and reasonably incurred in connection therewith.

     Policies of insurance are maintained by the Company under which directors and officers of the Company are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

     The Company's Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16.  LIST OF EXHIBITS.

     See Exhibit Index.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table on the cover of this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) USS hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of USS' annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of USS pursuant to the foregoing provisions, or otherwise, USS has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by USS of expenses incurred or paid by a director, officer or controlling person of USS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, USS will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON JANUARY 27, 2004.

                                          UNITED STATES STEEL CORPORATION

                                          By:   /s/ GRETCHEN R. HAGGERTY
                                            ------------------------------------
                                                    Gretchen R. Haggerty
                                            Executive Vice President, Treasurer
                                                and Chief Financial Officer

Pittsburgh, Pennsylvania

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT ON FORM S-3 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JANUARY 27, 2004.

                             SIGNATURE                                                 TITLE
                             ---------                                                 -----

                             *                                 Chairman Board of Directors, Chief Executive Officer,
 ---------------------------------------------------------          and Director (Principal Executive Officer)
                      Thomas J. Usher


                 /s/ GRETCHEN R. HAGGERTY                          Executive Vice President, Treasurer and Chief
 ---------------------------------------------------------        Financial Officer (Principal Financial Officer)
                   Gretchen R. Haggerty


                   /s/ LARRY G. SCHULTZ                              Vice President & Controller (Controller)
 ---------------------------------------------------------
                     Larry G. Schultz


                             *                                                       Director
 ---------------------------------------------------------
                      J. Gary Cooper


                             *                                                       Director
 ---------------------------------------------------------
                     Robert J. Darnall


                             *                                                       Director
 ---------------------------------------------------------
                     John G. Drosdick


                             *                                                       Director
 ---------------------------------------------------------
                    Shirley Ann Jackson


                             *                                                       Director
 ---------------------------------------------------------
                      Charles R. Lee


                             *                                                       Director
 ---------------------------------------------------------
                     Frank J. Lucchino

                             SIGNATURE                                                 TITLE
                             ---------                                                 -----

                             *                                  Vice Chairman, Chief Legal & Administrative Officer
 ---------------------------------------------------------                         and Director
                      Dan D. Sandman


                             *                                                       Director
 ---------------------------------------------------------
                     Seth E. Schofield


                             *                                                President and Director
 ---------------------------------------------------------
                       John P. Surma


                             *                                                       Director
 ---------------------------------------------------------
                    Douglas C. Yearley


 *By                 /s/ GRETCHEN R. HAGGERTY
        ---------------------------------------------------
                       Gretchen R. Haggerty
                         Attorney in Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
  *1      Form of Underwriting Agreement.
   4.1    Form of Indenture for Debt Securities with Form of Debt
          Securities.
   4.2    Form of Subordinated Indenture for Debt Securities with Form of Debt Securities.
  *4.3    Form of Deposit Agreement for Depositary Shares.
 **4.4    Rights Agreement. (Incorporated by Reference to Exhibit 4 to
          the Registration Statement of USS on Form 8-A/A filed on
          December 31, 2001.)
   5      Opinion and consent of R. M. Stanton, Esq.
**12.1    Computation of Ratio of Earnings to Combined Fixed Charges
          and Preferred Stock Dividends. (Incorporated by reference to
          Exhibit 12.1 to USS' Report on Form 10-Q for the quarterly period ended September 30, 2003.)
**12.2    Computation of Ratio of Earnings to Fixed Charges.
          (Incorporated by reference to Exhibit 12.2 to USS' Report on
          Form 10-Q for the quarterly period ended September 30,
          2003.)
  23.1    Consent of PricewaterhouseCoopers LLP.
  23.2    Consent of Ernst & Young LLP.
  23.3    Consent of R. M. Stanton, Esq. (Included in Exhibit 5.)
  24      Powers of Attorney.
  25.1    Statement of Eligibility of Trustee for Indenture for Debt
          Securities.
  25.2    Statement of Eligibility of Trustee for Subordinated
          Indenture for Debt Securities.

------------------

 * The Company will file as an exhibit to a current report on Form 8-K: (i) any underwriting agreement relating to securities offered hereby, (ii) the instruments setting forth the terms of any Debt Securities, preferred stock or Warrants, (iii) any Deposit Agreement for Depositary Shares, (iv) the instruments setting forth the terms of any stock purchase contracts or stock purchase units, (v) any additional required opinion of counsel to the Company as to the legality of the securities offered hereby or (vi) any required opinion of counsel to the Company as to certain tax matters relative to securities offered hereby.

** Previously filed.